Exhibit 99.1

NEWS RELEASE

LORUS THERAPEUTICS REPORTS
 SECOND QUARTER RESULTS FOR FISCAL YEAR 2009

TORONTO, CANADA - January 14, 2009 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six months ended November 30, 2008.  Unless specified otherwise, all amounts are in Canadian dollars.

FINANCIAL RESULTS
Our loss from operations for the three months ended November 30, 2008 decreased 24.9% to $2.3 million ($0.01 per share) compared to $3.0 million ($0.01 per share) for the three months ended November 30, 2007.  Our loss from operations for the six months ended November 30, 2008 decreased to $4.9 million ($0.02 per share), compared to $5.1 million ($0.02 per share) for the six months ended November 30, 2007.  During the six months ended November 30, 2008 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $4.5 million ($0.02 per share).  During the six month period ended November 30, 2007, the Company realized a gain on the sale of the shares related to the Arrangement in the amount of $6.3 million resulting in net earnings and other comprehensive income for the period of $1.2 million ($0.01 earnings per share).

The decrease in loss from operations for the three months ended November 30, 2008 compared with the same period last year is due primarily to reduced research and development spending of $553 thousand, resulting from the completion of toxicity studies ongoing in Q2 2007 and reduced general and administrative expenditures of $183 thousand due to lower legal and annual general meeting costs.

The decrease in net loss from operations for the six months ended November 30, 2008 compared with the same period last year is due primarily to lower research and development costs resulting from less spending on the small molecule program due to timing of activities.

Research and development expenses totaled $694 thousand in the three-month period ended November 30, 2008 compared to $1.2 million during the same period last year and decreased to $1.9 million from $2.0 million in the six month period ended November 30, 2008 as compared to the same period in fiscal 2008.

The decrease during the three months ended November 30, 2008 compared with the prior year is due primarily to GLP-toxicity studies for our small molecule program that were initiated in the second quarter of fiscal 2008 and are now completed as well as a reduced headcount.

Research and development costs for the six-month period ending November 30, 2008 decreased due to reduced spending on the small molecule program as we prepare to move it into the clinic as well as reduced headcount.

General and administrative expenses totaled $920 thousand in the three-month period ended November 30, 2008 compared to $1.1 million in same period last year.  For the six month period ended November 30, 2008, general and administrative expense was $1.8 million compared with $1.8 million in the same period last year.

The decrease in general and administrative costs for the three month period ended November 30, 2008 is the result of reduced legal costs, annual report publication and annual meeting costs in comparison with the prior year.  For the six-month period ended November 30, 2008 general and administrative costs remained consistent with the prior year as cost savings were offset by foreign exchange losses.

Interest income totaled $71 thousand in the three-month period ended November 30, 2008 compared to $175 thousand in the same period last year.  For the six-month period ended November 30, 2008 interest income totaled $153 thousand compared with $315 thousand in the same period last year.  The decrease in interest income during both the three and six month periods ended November 30, 2008 is due to a lower average cash and marketable securities balance and significantly lower interest rates available on investments in comparison with the same period in the prior year.

The Company utilized cash of $2.1 million in our operating activities in three-month period ended November 30, 2008 compared with $2.5 million during the same period in fiscal 2008 representing a reduction of 18%.  The decrease is primarily a result of a reduced net loss.  We utilized cash of $3.9 million for the six months ended November 30, 2008 compared with $4.9 million in the same period last year a decrease of 20.7%.  The reduced cash use is the result of a lower net loss as well as a reduction in accounts payable and increase in prepaid and other assets in 2007.  At November 30, 2008, we had cash and cash equivalents and short-term investments of $9.2 million compared to $9.4 million at May 31, 2008.

Management believes that Lorus’ current level of cash and cash equivalents and short-term investments, will be sufficient to execute Lorus’ current planned expenditures for at least the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents and short term investments to satisfy this obligation. Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability and as a result there is significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  The Company is pursuing strategies to address this obligation, however if the Company cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion, take any action permitted by law to realize on its security.

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian dollars)	Nov. 30, 2008	Nov. 30, 2007	Nov. 30, 2008	Nov. 30, 2007
REVENUE	$39	$1	$42	$27

EXPENSES

Cost of sales	-	-	-	1

Research and development	694	1,247	1,872	2,029

General and administrative	920	1,103	1,761	1,839

Stock-based compensation	145	209	236	312

Depreciation and amortization of fixed assets	43	80	86	159
Operating expenses	1,802	2,639	3,955	4,340

Interest expense on convertible debentures	201	271	418	541

Accretion in carrying value of convertible debentures	391	307	768	605

Interest income	(71)	(175)	(153)	(315)
Loss from operation for the period	2,284	3,041	4,946	5,144
Gain on sale of shares	-	(216)	(450)	(6,310)
Net loss (earnings) and other comprehensive loss (income) for the period	2,284	2,825	4,496	(1,166)
Basic and diluted loss (earnings) per common share	$0.01	$0.01	$0.02	$(0.01)
Weighted average number of common shares outstanding used in the calculation of
Basic loss (earnings) per share	250,173	213,057	239,290	213,057
Diluted loss (earnings) per share	250,173	227,266	239,290	227,266

Note re the financial statement information above:
On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly Lorus Therapeutics Inc., (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands Inc. that resulted in net proceeds of $6.9 million (the “Arrangement”).    As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflects that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others:  our ability to continue as a going concern, our ability to repay or refinance our outstanding convertible debentures by October 2009, our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, 1-416-798-1200 ext. 372
ir@lorusthera.com

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